Form 1-U

Current Report Pursuant to Regulation A

March 27, 2018

(Date of Report (Date of earliest event reported))

ADVANCED BIO-OIL TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

Wyoming	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

999 18th Street, Suite 3000, Denver, Colorado 80202	20009
(Address of principal executive offices)	(ZIP Code)

(720) 262-5245

(Registrant’s telephone number, including area code)

Common Shares

(Common Stock Class A)

Item 9.	Other Events

Name Change:

Effective March 27, 2018 - The name of the corporation is changed from Advanced Fuel Technologies Ltd. to Advanced Bio-Oil Technologies Ltd.

Change in the Number of Shares of Authorized Capital Stock and Common Stock Class A:

The total number of shares of capital stock authorized for issuance is changed from 260,000,000 (two hundred sixty million) shares to 1,100,000,000 (one billion one hundred million) shares.

The number of authorized shares of Common Stock Class A is changed from 160,000,000 (one hundred sixty million) shares to 1,000,000,000 (one billion) shares.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED BIO-OIL TECHNOLOGIES LTD.

By: /s/ Francesca Albano
Francesca Albano, CFO

Date: March 28, 2018